UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            REWARD ENTERPRISES, INC.
                            ------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
                                $0.001 PAR VALUE
                                ----------------
                         (TITLE OF CLASS OF SECURITIES)


                                    761554104
                                    ---------
                                 (CUSIP NUMBER)

                                 Earl Ingarfield
                              Bell Investments, LLC
                                2033 Main Street
                                    Suite 500
                             Sarasota, Florida 34237
                                 (941) 928-7394
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    COPY TO:
                             Clayton E. Parker, Esq.
                           Kirkpatrick & Lockhart, LLP
                        201 S. Biscayne Blvd., Suite 2000
                              Miami, Florida 33131
                                 (305) 539-3300

                                FEBRUARY 23, 2004
                                -----------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 761554104                                                       Page 2



                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1                NAME OF REPORTING PERSONS

                 Bell Investments, LLC
--------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) /x/
                                                                        (b) /_/
--------------------------------------------------------------------------------
3                SEC USE ONLY

--------------------------------------------------------------------------------
4                SOURCE OF FUNDS
                 WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/

--------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION
                 Florida
--------------------------------------------------------------------------------
                 ---------------------------------------------------------------
NUMBER OF        7        SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                 8        SHARED VOTING POWER
                          23,000,000
                 ---------------------------------------------------------------
                 9        SOLE DISPOSITIVE POWER

                 ---------------------------------------------------------------

                 10       SHARED DISPOSITIVE POWER
                          23,000,000
                 ---------------------------------------------------------------
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 23,000,000
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES  /_/

--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 52.1%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON

                 OO
--------------------------------------------------------------------------------

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CUSIP No. 761554104                                                       Page 3



                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1                NAME OF REPORTING PERSONS

                 Earl Ingarfield
--------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) /x/
                                                                        (b) / /
--------------------------------------------------------------------------------
3                SEC USE ONLY

--------------------------------------------------------------------------------
4                SOURCE OF FUNDS
                 OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------
                 ---------------------------------------------------------------
NUMBER OF        7        SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                 8        SHARED VOTING POWER

                          23,000,000
                 ---------------------------------------------------------------
                 9        SOLE DISPOSITIVE POWER

                 ---------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER

                          23,000,000
                 ---------------------------------------------------------------
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 23,000,000, as Manager of Bell Investments, LLC
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES  /_/

--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 52.1%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON

                 IN
--------------------------------------------------------------------------------

CUSIP No.  761554104                                                      Page 4


ITEM 1.  SECURITY AND ISSUER
         -------------------

      This statement relates to shares of common stock, par value $0.001 per share (the "SHARES"), of Reward Enterprises, Inc., a Nevada corporation (the "ISSUER"). The principal executive office of the Issuer is located at 2033 Main Street, Suite 500, Sarasota, Florida 34237.


ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

      (a)-(c),  (f).  This  statement  is being filed by Bell  Investments,  LLC
("BELL")  and  Earl   Ingarfield   ("INGARFIELD")   (Bell  and   Ingarfield  are
collectively referred to as the "REPORTING PERSONS").

      Bell is a Florida limited liability company, whose business address is 2033 Main Street, Suite 500, Sarasota, Florida 34237. Ingarfield, whose business address is 2033 Main Street, Suite 500, Sarasota, Florida 34237 is the manager of Bell , and as a result of the acquisition of a majority of the outstanding common stock of the Issuer pursuant to the Stock and Note Purchase Agreement entered into between Bell, Huntington Chase Financial Group, LLC, and others on February 23, 2004 (the "PURCHASE AGREEMENT"), has become the sole director, president and chief executive officer of the Issuer. Ingarfield is a citizen of the United States.

      (d) and (e). During the last five years, no Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

      Bell utilized its working capital to purchase 23,000,000 shares of the common stock of the Issuer pursuant to the Purchase Agreement. Bell also purchased $81,500 of outstanding promissory notes of the Issuer pursuant to the Purchase Agreement.


ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

      Bell acquired the Shares for investment and not with a view to, or for resale in connection with, any distribution thereof pursuant to the Purchase Agreement. As a result of this Purchase Agreement, Ingarfield became the sole director, president and chief executive officer of the Issuer. The Reporting Persons do not have a present intention of selling, granting any participation in, or otherwise distributing the acquired Shares. While the Reporting Persons have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, it is possible that the Issuer may enter into a merger transaction in the future, and Ingarfield may fill some of the vacancies on the Issuer's board of directors pursuant to the bylaws of the Issuer.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

      (a)-(b) As of February 25, 2004, Bell was the record and beneficial owner of 23,000,000 Shares which represents approximately 52.1% of the 44,165,000 Shares outstanding as of February 25, 2004. Ingarfield, as the Manager of Bell, may be deemed to have a beneficial ownership in the aforementioned Shares.

      Bell has the shared power to vote and to dispose of all of its Shares. Ingarfield, as the Manager of Bell, has the shared power to direct the vote and/or to direct the disposition of the Shares directly owned by Bell.

      (c) None of the Reporting Persons has effected, within the last 60 days, any transactions involving the Shares other than as a result of the Purchase Agreement.


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CUSIP No.  761554104                                                      Page 5



      (d) Not applicable.

      (e) Not applicable.


ITEM 6.  CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
         -----------------------------------------------------------------------
         OF THE ISSUER
         -------------

      None of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------


EXHIBIT NO.     DESCRIPTION
------------    -----------

1               Joint Filing Agreement

99.1            Stock and Note Purchase Agreement dated February 23, 2004

CUSIP No.  761554104                                                      Page 6



                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

DATED:  FEBRUARY 27, 2004                REPORTING PERSONS:
                                         ------------------



                                         BELL INVESTMENTS, LLC

                                         By:   /S/ EARL INGARFIELD
                                            ------------------------------------
                                         Name: Earl Ingarfield
                                         Its:  Manager



                                               /S/EARL INGARFIELD
                                         ---------------------------------------
                                         EARL INGARFIELD

CUSIP No.  761554104                                            Page EXHIBIT 1-1



                                    EXHIBIT 1


                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, Reward Enterprises, Inc., a Nevada corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 27, 2004.

DATED:  FEBRUARY 27, 2004                BELL INVESTMENTS, LLC

                                         By:   /S/ EARL INGARFIELD
                                            ------------------------------------
                                         Name: Earl Ingarfield
                                         Its:  Manager



                                               /S/EARL INGARFIELD
                                         ---------------------------------------
                                         EARL INGARFIELD